Exhibit 99.1

Increase in Securities Held by Directors of MiX Telematics

MIDRAND, South Africa--(BUSINESS WIRE)--March 23, 2016--Following queries received from shareholders in respect of dealings announcements released between 1 April 2015 and 23 March 2016 wherein shareholders were advised of the on-market sale of the shares by directors of MiX Telematics and members of the executive committee of MiX Telematics (the “directors”), which viewed in isolation, may have caused some confusion and given an erroneous impression that directors have reduced their share ownership in the Company; MiX Telematics would like to clarify that the on-market sale of shares were undertaken in the context of the exercise of share options received by the respective directors under the MiX Telematics Group Executive Incentive Scheme. Depending on the financial circumstances of respective directors at a point in time, a portion of the share options vested is sometimes sold in order to settle the exercise price and the related tax obligations in respect of the share options.

The table below provides a summary of all dealings undertaken by the directors during the current financial year, including the share options exercised by the respective directors, the number of shares sold in order to settle the exercise price and the related tax obligations in respect of the share options, where applicable, and the number of shares that the respective directors held at the date of this announcement; and indicates that overall, these directors increased their shareholding in the Company:

Opening	Date of	Quantity of	Quantity of	Quantity of	Net increase	Closing
shareholding	purchase /	shares	options	shares sold	in	shareholding
1 April 2015	exercise	purchased	exercised		shareholding
directly
Stefan Joselowitz
24 292 045	05/03/2016	-	1 500 000	-	1 500 000	25 792 045
Megan Pydigadu
33 333	01/09/2015	66 667	-	-	66 667	100 000
	23/02/2016	-	500 000	500 000	-	100 000
	04/03/2016	150 000	-	-	150 000	250 000
Charles Tasker (Keighley Trust)
2 638 320	16/09/2015	200 000	-	-	200 000	2 838 320
	09/03/2016	-	1 500 000	1 010 166	489 834	3 328 154
Richard Bruyns (IS Wealth Creator)
3 667 563	04/03/2016	29 000	-	-	29 000	3 696 563
Brendan Horan
0	03/09/2015	1 200	-	-	1 200	1 200
	04/09/2015	20 700	-	-	20 700	21 900
	09/12/2015	-	375 000	-	375 000	396 900
Catherine Lewis
1 399 500	01/03/2016	-	125 000	-	125 000	1 524 500
Gert Pretorius
0	08/03/2016	-	125 000	90 218	34 782	34 782

23 March 2016

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 855-564-9835
ir@mixtelematics.com